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13031042

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-68677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Headlands Global Markets L.L.C.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

155 North Wacker, Suite 1980
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neil Fitzpatrick (312)601-8643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Neil Fitzpatrick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Headlands Global Markets, LLC, for the year ended December 31, 2012, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title


"OFFICIAL SEAL"
TIFFANY MOORE
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 04/16/2013



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☒ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Statement Regarding the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
401

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Headlands Global Markets, LLC
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Headlands Global Markets, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm....1

Financial Statements

Statement of Financial Condition....3
Statement of Operations....4
Statement of Changes in Member's Capital....5
Statement of Cash Flows....6
Notes to Financial Statements....7

Supplemental Information

Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1....10
Schedule II – Statement Regarding SEC Rule 15c3-3....11

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on
Internal Control Required by SEC Rule 17a-5(g)(1)....12

Report of Independent Registered Public Accounting Firm

The Member
Headlands Global Markets, LLC

We have audited the accompanying financial statements of Headlands Global Markets, LLC, (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Headlands Global Markets, LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

Chicago, IL
February 27, 2013

Headlands Global Markets, LLC

Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	234,294
Other assets		7,340
Total assets	$	241,634
Liabilities and member's capital		
Liabilities:		
Payable to Parent	$	36,679
Payable to affiliate		29,314
Accrued expenses		29,000
Total liabilities		94,993
Member's capital		146,641
Total liabilities and member's capital	$	241,634

See accompanying notes.

Headlands Global Markets, LLC

Statement of Operations

Year Ended December 31, 2012

Revenues:	
Interest	$ 412
Total revenues	412
Expenses:	
Professional fees	32,319
Employee compensation and benefits	28,550
General and administrative	21,809
Occupancy	8,250
Other operating expenses	6,856
Total expenses	97,784
Net loss	$ (97,372)

See accompanying notes.

Headlands Global Markets, LLC

Statement of Changes in Member's Capital

Year Ended December 31, 2012

Balance at January 1, 2012	$	144,013
Contribution from Parent		100,000
Net loss		(97,372)
Balance at December 31, 2012	$	146,641

See accompanying notes.

Headlands Global Markets, LLC

Statement of Cash Flows

Year Ended December 31, 2012

Operating activities	
Net loss	$ (97,372)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in:	
Other assets	(1,775)
Payable to Parent	35,780
Payable to affiliate	29,314
Accrued expenses	500
Net cash used in operating activities	(33,553)
Financing activities	
Contribution from Parent	100,000
Net cash provided by financing activities	100,000
Net increase in cash	66,447
Cash at January 1, 2012	167,847
Cash at December 31, 2012	$ 234,294

See accompanying notes.

1. Organization and Nature of Operations

Headlands Global Markets, LLC (the Company) is a wholly owned subsidiary of Headlands Holdings, LLC (the Parent). The Company was formed to operate as a market maker in securities quoted and traded on the Nasdaq Stock Market and the over-the-counter market for NYSE, NYSE Amex Equities, and NYSE Arca listed securities. The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). As of December 31, 2012, the Company had not conducted any brokerage operations, and activity was limited to funding from the Parent, as well as incurring certain administrative costs. The Parent will also fund the Company when it commences its brokerage operations in order to maintain sufficient capital.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Interest Income

Interest income consists primarily of interest earned on bank deposits.

Cash

Cash includes amounts due from bank in both non-interest bearing and interest bearing accounts. At December 31, 2012, all cash is held at one major financial institution.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes*. The Company's taxable income becomes taxable to the respective members of the Parent due to the treatment of the Parent as a nontaxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state, or local income taxes of the Company.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based upon this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense, including any interest and penalties, was recorded in the current year, and no adjustments were made to prior periods. Further, the Company does not believe it is reasonably possible that any material tax positions will be recorded within the next 12 months. To the extent the Company recognizes interest and penalties related to unrecognized tax benefits, they are recorded as income tax expense in the statement of operations.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000, as defined. At December 31, 2012, the Company had net capital of $139,301 and required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012, was .68 to 1.

Capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

4. Related-Party Transactions

The Company receives administrative support from the Parent and affiliates, including office, facilities, and personnel support. The Parent (or an affiliate) pays certain of the Company's expenses and the Company reimburses the Parent (or affiliate) in accordance with the Expense Agreement between the Company and the Parent. At December 31, 2012, the Company owes the Parent $36,679 and Headlands Technologies, LLC, an affiliated company, $29,314, for reimbursable expenses.

Supplemental Information

Headlands Global Markets, LLC

Computation of Net Capital
Pursuant to SEC Rule 15c3-1

Year Ended December 31, 2012

Net capital		
Total member's capital	$	146,641
Less nonallowable assets (other assets)		7,340
Net capital	$	139,301
Required net capital		
Greater of:		
6-2/3% of aggregate indebtedness or	$	6,333
Minimum dollar net capital requirement of $100,000	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	39,301
Net capital in excess of 120% of minimum requirement	$	19,301
Aggregate indebtedness:		
Payable to Parent	$	36,679
Payable to affiliate		29,314
Accrued expenses		29,000
Total aggregate indebtedness	$	94,993
Ratio of aggregate indebtedness to net capital		0.68 to 1

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2012, unaudited FOCUS Part IIA filing.

Headlands Global Markets, LLC

Statement Regarding SEC Rule 15c3-3

December 31, 2012

The Company is not exempt from Rule 15c3-3 of the SEC. The Company does not transact a business in securities with, or for any person, defined as a "customer" pursuant to Rule 17a-5(c)(4) and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
Headlands Global Markets, LLC

In planning and performing our audit of the financial statements of Headlands Global Markets, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.


Ernst & Young LLP

Chicago, IL
February 27, 2013

Ernst & Young LLP

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

